SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3*)

Allion Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

019615103

(CUSIP Number)

Parallex LLC

27181 Barefoot Boulevard

Millsboro, DE  19966

Attention:  Raymond A. Mirra, Manager

(610) 586-1655

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 019615103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Parallex LLC 26-2058557

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,903,499

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,903,499

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,903,499 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 27.5%

14	Type of Reporting Person (See Instructions) 00

CUSIP No. 019615103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Raymond A. Mirra, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization PA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,903,499

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,903,499

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,903,499 (See Item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 27.5%

14	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplement the Schedule 13D (the “Original Filing”) filed with the Securities and Exchange Commission on April 14, 2008 by Parallex LLC (“Parallex”) and as subsequently amended relating to the common stock, $0.001 par value per share (the “Common Stock”), of Allion Healthcare, Inc., a Delaware corporation.  This Amendment amends and restates Items 4, 5(b), 6 and 7 of the Original Filing in their entirety as set forth below.  Except as expressly restated below, the Original Filing as previously amended remains in full force and effect.

This Amendment relates to the Agreement and Plan of Merger, dated as of October 18, 2009 (the “Merger Agreement”), by and among Brickell Bay Acquisition Corp., a Delaware corporation (“Parent”), Brickell Bay Merger Corp., a Delaware corporation (the “Merger Sub”), and Allion Healthcare, Inc., a Delaware corporation (the “Company”), and the transactions contemplated thereby.  The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s Common Stock will be converted into the right to receive $6.60 in cash, without interest.

Parallex is a stockholder of the Company that beneficially owns 7,903,488 shares, or approximately 27.5% of the outstanding Common Stock.  In connection with the execution of the Merger Agreement, Parallex, along with certain other stockholders of the Company who were formerly stockholders of Biomed America, Inc. (collectively, the “Stockholders”) entered into voting agreements with Parent (the “Voting Agreements”), pursuant to which, among other things, the Stockholders agreed to vote their shares of Common Stock, representing approximately 41.1% of the Company’s issued and outstanding Common Stock in the aggregate, in favor of the Merger and against any other acquisition proposal until termination of the Merger Agreement except in certain limited circumstances.

The description of the Merger Agreement and the Voting Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the form of Voting Agreement, which are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Item 4.                                   Purpose of Transaction

(a) - (j) On October 18, 2009, Parent, Merger Sub and the Company entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2, pursuant to which Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Company will be a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by Parent or its affiliates, treasury shares and dissenting shares, will be converted into the right to receive $6.60 in cash, without interest (the “Merger Consideration”). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Company.

Pursuant to the Merger Agreement, the board of directors of Merger Sub at the effective time of the Merger will become the board of directors of the Company. In addition, at the effective time of the Merger, the certificate of incorporation and bylaws of the Company will be amended and restated at the effective time of the Merger to conform to the certificate of incorporation of Merger Sub. If the Merger is consummated, the Common Stock will no longer be traded on the NASDAQ Global Market and will be deregistered under the Exchange Act.

In connection with the execution of the Merger Agreement, Parallex, who currently holds approximately 27.5% of the Company’s issued and outstanding Common Stock, and the other Stockholders, who together with Parallex hold in the aggregate approximately 41.14% of the Company’s issued and outstanding Common Stock, entered into the Voting Agreements with Parent, in the form attached hereto as Exhibit 99.2, dated as of October 18, 2009, pursuant to which, among other things, the Stockholders, including Parallex, agreed to vote all the shares of Common Stock beneficially owned by such stockholders in favor of the Merger and against any other acquisition proposal at any meeting of the Company’s stockholders until termination of the Merger Agreement except in certain limited circumstances.  Pursuant to the Voting Agreements, each Stockholder, including Parallex, irrevocably appointed Parent as its true and lawful proxy and attorney-in-fact, with full power of substitution, to (x) vote their Common Stock for the matters expressly provided for in the Voting Agreement and (y) execute and deliver all written consents, conveyances and other instruments or documents appropriate or necessary to effect the matters expressly provided for in the Voting Agreement.  Each Stockholder, including Parallex, further agreed not to sell any shares of Common Stock that are subject to the Voting Agreements until the earlier of the effective time of the Merger or the termination of the Merger Agreement on its terms and agreed that any additional shares of Common Stock acquired would automatically become subject to the Voting Agreement.

Also in connection with the execution of the Merger Agreement, each of the Stockholders, including Parallex, entered into an exchange agreement with Parent (the “Exchange Agreements”), in the form attached hereto as Exhibit 99.4 with respect to Parallex and Exhibit 99.3 with respect to the other Stockholders, each dated as of October 18, 2009, pursuant to which each such Stockholder, including Parallex, agreed to surrender to Parent, immediately prior to the effective time of the Merger, a portion of the shares of Common Stock owned beneficially or of record by such Stockholder in exchange for equity interests in Parent. As a result, immediately following the Merger, the Stockholders are expected to hold approximately 29.2% of Parent, and indirectly, the Company, of which Parallex will hold approximately 19.5%.

Also in connection with the execution of the Merger Agreement, Parent, HIG Healthcare and the Stockholders, including Parallex, entered into a Stockholders Agreement, dated as of October 18, 2009 (the “Stockholders Agreement”), in the form attached hereto as Exhibit 99.5. The Stockholders Agreement will govern the rights and obligations of HIG Healthcare and the Stockholders as holders of equity interests in Parent following completion of the Merger.  Pursuant to the Stockholders Agreement, immediately following the Merger, Parent’s board of directors will initially consist of nine members, five of which will be designated by HIG Healthcare, three of which will be designated by Parallex, and one of which will be the chief executive officer of Parent.  The Stockholders Agreement also sets forth restrictions on transfer of the Stockholders’ equity interests in Parent and provides the Stockholders, including Parallex, with certain veto rights, preemptive rights and tag-along rights.

Item 5.                                   Interest in Securities of the Issuer.

(b) As a result of the Voting Agreements, Parallex may be deemed to have shared voting power and shared dispositive power with Parent.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated herein by reference.

Item 7.                                   Materials to be Filed as Exhibits.

Exhibit 99.1

Agreement and Plan of Merger, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp., Brickell Bay Merger Corp and Allion Healthcare, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 19, 2009)

Exhibit 99.2

Form of Voting Agreement, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein . (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 19, 2009)

Exhibit 99.3	Form of Exchange Agreement with Stockholders other than Parallex, LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and the Stockholder named therein
Exhibit 99.4	Form of Exchange Agreement with Parallex LLC, dated as of October 18, 2009, by and between Brickell Bay Acquisition Corp. and Parallex LLC
Exhibit 99.5	Stockholders Agreement, dated as of October 18, 2009, by and among Brickell Bay Acquisition Corp, H.I.G. Healthcare, LLC and the Stockholders named therein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2009
(Date)

PARALLEX LLC

By:	/s/ Raymond A. Mirra, Jr.
(Signature)

Raymond A. Mirra, Jr., Manager
(Name and Title)

October 28, 2009
(Date)

/s/ Raymond A. Mirra, Jr.
Signature

Raymond A. Mirra, Jr.
(Name and Title)